CAZOO GROUP LTD
41 CHALTON STREET
LONDON, NW1 1JD
UNITED KINGDOM

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on November 20, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/CZOO2023SM**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on November 20, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V24725-S75702 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CAZOO GROUP LTD

The Board of Directors recommends you vote FOR proposals 1 to 5.

	For	Against	Abstain
1. **The Transactions Proposal.** As a special resolution, consider and approve the transactions (the "Transactions") outlined below:	☐	☐	☐
2. **Reverse Stock Split Proposal.**	☐	☐	☐
3. **Share Increase Proposal.**	☐	☐	☐
4. **Articles Amendment Proposal.**	☐	☐	☐
5. **Adjournment Proposal.**	☐	☐	☐

1. **The Transactions Proposal.** As a special resolution, consider and approve the transactions (the "Transactions") outlined below:
   - ***Exchange Offer.*** The exchange of Cazoo's 2.00% convertible senior notes due 2027 (the "Convertible Notes") for (x) $200 million aggregate principal amount of our 4%/2% cash/payment-in-kind toggle senior secured notes due February 16, 2027 and (y) newly issued Class A ordinary shares such that immediately following consummation of the Transactions the holders of the Convertible Notes will hold 92% of Cazoo's outstanding Class A ordinary shares.
   - ***New Warrants.*** The issuance of three tranches of new warrants to the company's existing shareholders, with each such tranche exercisable in the future for additional Class A ordinary shares of Cazoo outstanding upon the achievement of certain equity valuation hurdles.
   - ***New Board.*** The replacement of the existing Board of Directors with a new board consisting of seven members on or after the closing date of the Transactions, with six members chosen by the holders of the Convertible Notes and one member chosen by the current board of directors.
   - ***Transaction Support Agreement.*** The Transaction Support Agreement and the transactions contemplated thereby, including the exchange offer, the issuance of the new warrants and the replacement of the Board of Directors with the new board.

2. **Reverse Stock Split Proposal.** As an ordinary resolution, that every 100 shares with a par value of US$0.002 each in Cazoo's issued and unissued share capital be consolidated into one (1) share with a par value of US$0.20, so that immediately following the reverse stock split, the authorized share capital of Cazoo shall be US$435,500 divided into 1,650,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 2,500 preference shares with a par value of US$0.20 each, effective upon further approval by the Board of Directors to implement the reverse stock split at its discretion.

3. **Share Increase Proposal.** As an ordinary resolution, that immediately following the reverse stock split becoming effective, the authorized share capital of Cazoo be increased as described below:
   - FROM: US$435,500 divided into 1,650,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 2,500 preference shares with a par value of US$0.20 each,
   - TO: US$22,105,000 divided into 100,000,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 10,000,000 preference shares with a par value of US$0.20 each,

   effective upon further approval by the Board of Directors to implement the increase in authorized share capital at its discretion.

4. **Articles Amendment Proposal.** As a special resolution, that Cazoo's amended and restated articles of association (the "Articles") be amended as follows:
   - by providing for the new defined term "Board Nominee," which shall mean the director nominated by the current Board prior to the Closing Date, such director's designee, and any subsequent designee of the person then serving in such director's place during the term for which such director is serving (amended Article 1.1);
   - by providing that general meetings of shareholders may be called by (1) the board, (2) the chairperson of the board or (3) the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares, and that a general meeting so called by members shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by the board or the chairperson of the board (amended Article 24.3);
   - by providing that a director may be removed from office for cause amended by (1) special resolution of the Company or (2) vote or written notice or direction signed by the other directors numbering at least a majority of the then appointed directors (amended Article 31.5); and
   - by providing that notwithstanding any other provision contained in the Articles, the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall by vote or written consent or direction be entitled to remove any director and to appoint any person to fill any director positions that remain unfilled by like means (and the holder(s) representing a majority of such then outstanding Class A ordinary shares may override the action of the directors to fill any vacancy) ; provided that, the Board Nominee may not be removed without cause prior to the third annual general meeting of the Company following the TSA Closing Date. Where a director is appointed pursuant to this provision, and at such time the board is divided into classes, such appointment may also assign the new director to Class I, Class II or Class III, failing which, the board is authorised to assign new directors to such classes (new Article 31.6).

5. **Adjournment Proposal.** As an ordinary resolution, the adjournment of the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if Cazoo is unable to consummate the Transactions due to not obtaining shareholder approval.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:

The Proxy Statement is available at www.proxyvote.com.

V24726-S75702

CAZOO GROUP LTD
Extraordinary General Meeting of Shareholders
November 21, 2023 3:00 PM GMT
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Jessica Hartley and Paul Woolf, or either of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Class A ordinary shares of CAZOO GROUP LTD that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 3:00 PM, GMT on November 21, 2023, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side